      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2005
                                                     REGISTRATION NO. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                            CARRIZO OIL & GAS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              TEXAS                                    76-0415919
 (STATE OR OTHER JURISDICTION OF          (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)

                           1000 LOUISIANA, SUITE 1500
                              HOUSTON, TEXAS 77002
                                 (713) 328-1000
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              --------------------
                                 S.P. JOHNSON IV
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CARRIZO OIL & GAS, INC.
                           1000 LOUISIANA, SUITE 1500
                              HOUSTON, TEXAS 77002
                                 (713) 328-1000
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                              --------------------
                                    COPY TO:
                                 GENE J. OSHMAN
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 229-1178
                              --------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
                              --------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

=====================================================================================================================
                                            CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
         TITLE OF EACH CLASS OF             AMOUNT TO BE       PROPOSED        PROPOSED            AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED        MAXIMUM         MAXIMUM          REGISTRATION FEE
                                                               OFFERING       AGGREGATE
                                                              PRICE PER        OFFERING
                                                              SHARE (1)        Price(1)
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share       4,246,314         $18.07       $76,730,894             $9,031
=====================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee and, pursuant to Rule 457(c), based on the average high and low reported sales price of the common stock on the Nasdaq National Market on July 7, 2005.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THIS PROSPECTUS IS INCLUDED IN A REGISTRATION STATEMENT THAT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDER CANNOT SELL THESE SECURITIES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                    SUBJECT TO COMPLETION DATED JULY 13, 2005
PROSPECTUS


                                    4,246,314
                             SHARES OF COMMON STOCK

                             CARRIZO OIL & GAS, INC.

                              --------------------

         This prospectus covers the offer and resale of shares of common stock by the selling shareholders identified on page 15 of this prospectus. We will not receive any proceeds from these resales.

         The selling shareholders may offer and sell the shares from time to time. The selling shareholders may offer the shares at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

         Our common stock is quoted on the Nasdaq National Market under the symbol "CRZO." On July 12, 2005, the last reported sale price of the common stock on the Nasdaq National Market was $19.66.

         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              --------------------


                   The date of this prospectus is July   , 2005.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
CARRIZO OIL & GAS, INC............................................................................................3

RISK FACTORS......................................................................................................3

FORWARD-LOOKING STATEMENTS.......................................................................................13

USE OF PROCEEDS..................................................................................................14

SELLING SHAREHOLDERS.............................................................................................15

LEGAL MATTERS....................................................................................................25

EXPERTS..........................................................................................................25

WHERE YOU CAN FIND MORE INFORMATION..............................................................................25


                              --------------------

         You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in or incorporated by reference into this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                             CARRIZO OIL & GAS, INC.


         We are an independent energy company engaged in the exploration, development and production of natural gas and oil. Our current operations are focused in proven, producing natural gas and oil geologic trends along the onshore Gulf Coast in Texas and Louisiana, primarily in the Miocene, Wilcox, Frio and Vicksburg trends, and, since mid-2003, in the Barnett Shale area in North Texas. Our other interests include properties in East Texas and a coalbed methane investment in the Rocky Mountains. Additionally, in 2003 we obtained licenses to explore in the U.K. North Sea. Unless the context otherwise requires, all references to "we," "us," "our" and "the Company" refer to Carrizo Oil & Gas, Inc. and its subsidiaries. The term "you" refers to a prospective investor.

         Our principal executive offices are located at 1000 Louisiana, Suite 1500, Houston, Texas 77002, and our telephone number at that location is (713) 328-1000. Information contained on our website, http://www.carrizo.cc, is not part of this prospectus.


                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. If any of the following risks actually occur, our business, operating results and financial condition could be materially adversely affected. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse affect on us.

NATURAL GAS AND OIL DRILLING IS A SPECULATIVE ACTIVITY AND INVOLVES NUMEROUS RISKS AND SUBSTANTIAL AND UNCERTAIN COSTS THAT COULD ADVERSELY AFFECT US.

         Our success will be largely dependent on the success of our drilling program. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors beyond our control, including:

                  o        unexpected or adverse drilling conditions;

                  o elevated pressure or irregularities in geologic formations;

                  o        equipment failures or accidents;

                  o        adverse weather conditions;

                  o        compliance with governmental requirements; and

                  o shortages or delays in the availability of drilling rigs, crews and equipment.

         Because we identify the areas desirable for drilling from 3-D seismic data covering large areas, we may not seek to acquire an option or lease rights until after the seismic data is analyzed or until the drilling locations are also identified; in those cases, we may not be permitted to lease, drill or produce natural gas or oil from those locations. Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and other resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance.

WE MAY NOT ADHERE TO OUR PROPOSED DRILLING SCHEDULE.

         Our final determination of whether to drill any scheduled or budgeted wells will be dependent on a number of factors, including:

                  o the results of our exploration efforts and the acquisition, review and analysis of the seismic data;

                  o the availability of sufficient capital resources to us and the other participants for the drilling of the prospects;

                  o the approval of the prospects by the other participants after additional data has been compiled;

                  o economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability and prices of drilling rigs and crews; and

                  o the availability of leases, license options, farm-outs, other rights to explore and permits on reasonable terms for the prospects.

         Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame or at all. Wells that are currently part of our capital budget may be based on statistical results of drilling activities in other 3-D project areas that we believe are geologically similar rather than on analysis of seismic or other data in the prospect area, in which case actual drilling and results are likely to vary, possibly materially, from those statistical results. In addition, our drilling schedule may vary from our expectations because of future uncertainties.

OUR RESERVE DATA AND ESTIMATED DISCOUNTED FUTURE NET CASH FLOWS ARE ESTIMATES BASED ON ASSUMPTIONS THAT MAY BE INACCURATE AND ARE BASED ON EXISTING ECONOMIC AND OPERATING CONDITIONS THAT MAY CHANGE IN THE FUTURE.

         There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated value, including many factors beyond the control of the producer. The reserve data included or incorporated by reference in this prospectus represents only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The reserve data included or incorporated by reference in this prospectus represents estimates that depend on a number of factors and assumptions that may vary considerably from actual results, including:

                  o historical production from the area compared with production from other areas;

                  o the assumed effects of regulations by governmental agencies;

                  o assumptions concerning future natural gas and oil prices;

                  o        future operating costs;

                  o        severance and excise taxes;

                  o        development costs; and

                  o        workover and remedial costs.

         For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of those reserves based on risk of recovery and estimates of the future net cash flows expected from them prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates. Additionally, there recently has been increased debate and disagreement over the classification of reserves, with particular focus on proved undeveloped reserves. Changes in interpretations as to classification standards, or disagreements with our interpretations, could cause us to write down these reserves.

         As of December 31, 2004, approximately 83% of our proved reserves were proved undeveloped and proved nonproducing. Moreover, some of the producing wells included in our reserve reports as of December 31, 2004 had produced for a relatively short period of time as of that date. Because most of our reserve estimates are calculated using volumetric analysis, those estimates are less reliable than estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure based on seismic analysis. In addition, realization or recognition of our proved undeveloped reserves will depend on our development schedule and plans. Lack of certainty with respect to development plans for proved undeveloped reserves could cause the discontinuation of the classification of these reserves as proved. We have chosen to delay development of our proved undeveloped reserves in the Camp Hill Field in East Texas in favor of pursuing shorter-term exploration projects with higher potential rates of return, adding to our lease position in this field and further evaluating additional economic enhancements for this field's development.

         The discounted future net cash flows incorporated by reference in this prospectus are not necessarily the same as the current market value of our estimated natural gas and oil reserves. As required by the Commission, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate. Actual future net cash flows also will be affected by factors such as:

                  o        the actual prices we receive for natural gas and oil;

                  o our actual operating costs in producing natural gas and oil;

                  o        the amount and timing of actual production;

                  o        supply and demand for natural gas and oil;

                  o increases or decreases in consumption of natural gas and oil; and

                  o        changes in governmental regulations or taxation.

         In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with the Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

WE DEPEND ON SUCCESSFUL EXPLORATION, DEVELOPMENT AND ACQUISITIONS TO MAINTAIN RESERVES AND REVENUE IN THE FUTURE.

         In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. Recovery of our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, we are dependent on finding partners for our exploratory activity. To the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

NATURAL GAS AND OIL PRICES ARE HIGHLY VOLATILE, AND LOWER PRICES WILL NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

         Our revenue, profitability, cash flow, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil prices have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors beyond our control. These factors include:

                  o        the level of consumer product demand;

                  o        overall economic conditions;

                  o        weather conditions;

                  o        domestic and foreign governmental relations;

                  o        the price and availability of alternative fuels;

                  o        political conditions;

                  o the level and price of foreign imports of oil and liquefied natural gas; and

                  o the ability of the members of the Organization of Petroleum Exporting Countries to agree on and maintain oil price controls.

         Declines in natural gas and oil prices may materially adversely affect our financial condition, liquidity and ability to finance planned capital expenditures and results of operations.

WE FACE STRONG COMPETITION FROM OTHER NATURAL GAS AND OIL COMPANIES.

         We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proven properties. Our competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. We may not be able to conduct our operations, evaluate and select suitable properties and consummate transactions successfully in this highly competitive environment.

WE MAY NOT BE ABLE TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS IN OUR INDUSTRY.

         The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at substantial cost. In addition, other natural gas and oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

AS OF DECEMBER 31, 2004, WE HAD A MATERIAL WEAKNESS IN OUR INTERNAL CONTROLS, AND OUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS NOT EFFECTIVE AS OF THAT DATE. IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO PROVIDE TIMELY AND ACCURATE FINANCIAL STATEMENTS.

         As more fully described in our Form 10-K/A filed on May 2, 2005, our management identified a material weakness over the effectiveness of detection and monitoring controls over the financial statement close process. We had inadequate staffing, supervision and financial reporting expertise in our accounting department, which arose from (1) the fact that our accounting system is a manually intensive system, requiring the extensive use of spreadsheets to accumulate data and prepare the underlying support for reconciliations, account analysis and routine journal entries, all of which increases the review time and chance for error, and (2) a current vacancy on the accounting staff for a financial reporting director. As a result, management has concluded that, as of December 31, 2004, we did not maintain effective internal control over financial reporting.

         The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected. Accordingly, a material weakness increases the risk that the financial information we report contains material errors. As more fully described in our quarterly report on Form 10-Q for the quarter ended March 31, 2005, these deficiencies have not yet been remedied.

         We have implemented initiatives to remediate the material weakness in our internal controls. The steps we have taken and are taking to address the material weakness may not be effective. However, any failure to effectively address a material weakness or other control deficiency or implement required new or improved controls, or difficulties encountered in their implementation, could limit our ability to obtain financing, harm our reputation, disrupt our ability to process key components of our result of operations and financial condition timely and accurately and cause us to fail to meet our reporting obligations under rules of the Securities and Exchange Commission (the "SEC") and our various debt arrangements. Any failure to remediate the material weakness identified in our evaluation of our internal controls could preclude our management from determining our internal control over financial reporting is effective or otherwise from issuing in a timely manner its management report in 2006.

WE ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS.

         Natural gas and oil operations are subject to various federal, state and local government regulations that may change from time to time. Matters subject to regulation include discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity in order to conserve supplies of natural gas and oil. Other federal, state and local laws and regulations relating primarily to the protection of human health and the environment apply to the development, production, handling, storage, transportation and disposal of natural gas and oil, by-products thereof and other substances and materials produced or used in connection with natural gas and oil operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities and may be required to incur substantial remediation costs. Further, we or our affiliates hold certain mineral leases in the State of Montana that require coalbed methane drilling permits, the issuance of which has been challenged in pending litigation. We may not be able to obtain new permits in an optimal time period or at all. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted. Compliance with existing, new or modified laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO VARIOUS OPERATING AND OTHER CASUALTY RISKS THAT COULD RESULT IN LIABILITY EXPOSURE OR THE LOSS OF PRODUCTION AND REVENUES.

         The natural gas and oil business involves operating hazards such as:

                  o        well blowouts;

                  o        mechanical failures;

                  o        explosions;

                  o uncontrollable flows of oil, natural gas or well fluids;

                  o        fires;

                  o        geologic formations with abnormal pressures;

                  o        pipeline ruptures or spills;

                  o        releases of toxic gases; and

                  o        other environmental hazards and risks.

         Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

WE MAY NOT HAVE ENOUGH INSURANCE TO COVER ALL OF THE RISKS WE FACE.

         In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations. While we intend to obtain and maintain appropriate insurance coverage for these risks, there can be no assurance that our operations will not expose us to liabilities exceeding such insurance coverage or to liabilities not covered by insurance.

WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE AND ARE UNABLE TO ENSURE THEIR PROPER OPERATION AND PROFITABILITY.

         We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator's breach of the applicable agreements or an operator's failure to act in ways that are in our best interests could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depend on a number of factors outside of our control, including the operator's

                  o        timing and amount of capital expenditures;

                  o        expertise and financial resources;

                  o        inclusion of other participants in drilling wells;
                           and

                  o        use of technology.

THE MARKETABILITY OF OUR PRODUCTION DEPENDS ON FACILITIES THAT WE TYPICALLY DO NOT OWN OR CONTROL, WHICH COULD RESULT IN A CURTAILMENT OF PRODUCTION AND REVENUES.

         The marketability of our production depends in part on the proximity of our reserves to, and the availability and capacity of, facilities and third party services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities and processing facilities. We generally deliver natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short-term transportation agreements. Under those of our transportation agreements that are interruptible, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. The unavailability or lack of capacity of third party services and facilities could result in the shut-in of our producing wells or the delay or discontinuance of development plans for properties, any of which could adversely affect our revenues and financial condition.

OUR FUTURE ACQUISITIONS MAY YIELD REVENUES OR PRODUCTION THAT VARIES SIGNIFICANTLY FROM OUR PROJECTIONS.

         In acquiring producing properties, we assess the recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Our assessments are necessarily inexact and their accuracy is inherently uncertain. Our review of a subject property in connection with our acquisition assessment will not reveal all existing or potential problems or permit us to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. We may not inspect every well, and we may not be able to observe structural and environmental problems even when we do inspect a well. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on our financial condition and future results of operations.

OUR BUSINESS MAY SUFFER IF WE LOSE KEY PERSONNEL.

         We depend to a large extent on the services of certain key management personnel, including our executive officers and other key employees, the loss of any of whom could have a material adverse effect on our operations. We have entered into employment agreements with each of S.P. Johnson IV, our President and Chief Executive Officer, Paul F. Boling, our Chief Financial Officer, Gregory E. Evans, our Vice President of Exploration, Kendall A. Trahan, our Vice President of Land, and J. Bradley Fisher, our Vice President of Operations. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to employ and retain skilled technical personnel.

WE MAY EXPERIENCE DIFFICULTY IN ACHIEVING AND MANAGING FUTURE GROWTH.

         We have experienced growth in the past primarily through the expansion of our drilling program. Future growth may place strains on our resources and cause us to rely more on project partners and independent contractors, possibly negatively affecting our financial condition and results of operations. Our ability to grow will depend on a number of factors, including:

                  o our ability to obtain leases or options on properties, including those for which we have 3-D seismic data;

                  o        our ability to acquire additional 3-D seismic data;

                  o our ability to identify and acquire new exploratory prospects;

                  o        our ability to develop existing prospects;

                  o our ability to continue to retain and attract skilled personnel;

                  o our ability to maintain or enter into new relationships with project partners and independent contractors;

                  o        the results of our drilling program;

                  o        hydrocarbon prices; and

                  o        our access to capital.

         We may not be successful in upgrading our technical, operations and administrative resources or in increasing our ability to internally provide certain of the services currently provided by outside sources, and we may not be able to maintain or enter into new relationships with project partners and independent contractors. Our inability to achieve or manage growth may adversely affect our financial condition and results of operations.

WE MAY CONTINUE TO HEDGE THE PRICE RISKS ASSOCIATED WITH OUR PRODUCTION. OUR HEDGE TRANSACTIONS MAY RESULT IN OUR MAKING CASH PAYMENTS OR PREVENT US FROM BENEFITING TO THE FULLEST EXTENT POSSIBLE FROM INCREASES IN PRICES FOR NATURAL GAS AND OIL.

         Because natural gas and oil prices are unstable, we periodically enter into price-risk-management transactions such as swaps, collars, futures and options to reduce our exposure to price declines associated with a portion of our natural gas and oil production and thereby to achieve a more predictable cash flow. The use of these arrangements limits our ability to benefit from increases in the prices of natural gas and oil. Our hedging arrangements may apply to only a portion of our production, thereby providing only partial protection against declines in natural gas and oil prices. These arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of natural gas and oil or a sudden, unexpected event materially impacts natural gas or oil prices.

WE HAVE SUBSTANTIAL CAPITAL REQUIREMENTS THAT, IF NOT MET, MAY HINDER
OPERATIONS.

         We have experienced and expect to continue to experience substantial capital needs as a result of our active exploration, development and acquisition programs. We expect that additional external financing will be required in the future to fund our growth. We may not be able to obtain additional financing, and financing under existing or new credit facilities may not be available in the future. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and thereby adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn materially adversely affecting our business, financial condition and results of operations. Our ability to raise additional capital will depend on the results of operations and the status of various capital and industry markets at the time such additional capital is sought. Accordingly, capital may not become available to us from any particular source or at all. Even if additional capital becomes available, it may not be on terms acceptable to us.

OUR CREDIT FACILITY CONTAINS OPERATING RESTRICTIONS AND FINANCIAL COVENANTS, AND WE MAY HAVE DIFFICULTY OBTAINING ADDITIONAL CREDIT.

         Over the past few years, increases in commodity prices and proved reserve amounts and the resulting increase in our estimated discounted future net revenue have allowed us to increase our available borrowing amounts. In the future, commodity prices may decline, we may increase our borrowings or our borrowing base may be adjusted downward, thereby reducing our borrowing capacity. Our credit facility is secured by a pledge of substantially all of our producing natural gas and oil properties assets, is guaranteed by our subsidiary and contains covenants that limit additional borrowings, dividends to nonpreferred shareholders, the incurrence of liens, investments, sales or pledges of assets, changes in control, repurchases or redemptions for cash of our common or preferred stock, speculative commodity transactions and other matters. The credit facility also requires that specified financial ratios be maintained. We may not be able to refinance our debt or obtain additional financing, particularly in view of our credit facility restrictions on our ability to incur additional debt and the fact that substantially all of our assets are currently pledged to secure obligations under the credit facility. The restrictions of our credit facility and our difficulty in obtaining additional debt financing may have adverse consequences on our operations and financial results including:

                  o our ability to obtain financing for working capital, capital expenditures, our drilling program, purchases of new technology or other purposes may be impaired;

                  o the covenants in our credit facility that limit our ability to borrow additional funds and dispose of assets may affect our flexibility in planning for, and reacting to, changes in business conditions;

                  o because our indebtedness is subject to variable interest rates, we are vulnerable to increases in interest rates;

                  o any additional financing we obtain may be on unfavorable terms;

                  o we may be required to use a substantial portion of our cash flow to make debt service payments, which will reduce the funds that would otherwise be available for operations and future business opportunities;

                  o a substantial decrease in our operating cash flow or an increase in our expenses could make it difficult for us to meet debt service requirements and could require us to modify our operations, including by curtailing portions of our drilling program, selling assets, reducing our capital expenditures, refinancing all or a portion of our existing debt or obtaining additional financing; and

                  o we may become more vulnerable to downturns in our business or the economy generally.

         We may incur additional debt in order to fund our exploration and development activities. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, natural gas and oil prices and financial, business and other factors, many of which are beyond our control, affect our operations and our future performance. Our senior subordinated notes and senior subordinated secured notes contain restrictive covenants similar to those under our credit facility.

         In addition, under the terms of our credit facility, our borrowing base is subject to redeterminations at least semiannually based in part on prevailing natural gas and oil prices. In the event the amount outstanding exceeds the redetermined borrowing base, we could be forced to repay a portion of our borrowings. We may not have sufficient funds to make any required repayment. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell a portion of our assets.

WE MAY RECORD CEILING LIMITATION WRITE-DOWNS THAT WOULD REDUCE OUR SHAREHOLDERS' EQUITY.

         We use the full-cost method of accounting for investments in natural gas and oil properties. Accordingly, we capitalize all the direct costs of acquiring, exploring for and developing natural gas and oil properties. Under the full-cost accounting rules, the net capitalized cost of natural gas and oil properties may not exceed a "ceiling limit" that is based on the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or the fair market value of unproved properties. If net capitalized costs of natural gas and oil properties exceed the ceiling limit, we must charge the amount of the excess to operations through depreciation, depletion and amortization expense. This charge is called a "ceiling limitation write-down." This charge does not impact cash flow from operating activities but does reduce our shareholders' equity. The risk that we will be required to write down the carrying value of our natural gas and oil properties increases when natural gas and oil prices are low or volatile. In addition, write-downs would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues, as further discussed above in " -- Our reserve data and estimated discounted future net cash flows are estimates based on assumptions that may be inaccurate and are based on existing economic and operating conditions that may change in the future." Once incurred, a write-down of natural gas and oil properties is not reversible at a later date.

WE PARTICIPATE IN OIL AND GAS LEASES WITH THIRD PARTIES.

         We may own less than 100% of the working interest in certain leases acquired by us, and other parties will own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. We could be held liable for the joint activity obligations of the other working interest owners such as nonpayment of costs and liabilities arising from the actions of the working interest owners. In the event other working interest owners do not pay their share of such costs, we would likely have to pay those costs, which could materially adversely affect our financial condition.

WE MAY INCUR LOSSES AS A RESULT OF TITLE DEFICIENCIES.

         We purchase working and revenue interests in the natural gas and oil leasehold interests upon which we will perform our exploration activities from third parties or directly from the mineral fee owners. The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition. Title insurance covering mineral leaseholds is not generally available and, in all instances, we forego the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease until the drilling block is assembled and ready to be drilled. As is customary in our industry, we rely upon the judgment of natural gas and oil lease brokers or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest. We, in some cases, perform curative work to correct deficiencies in the marketability of the title to us. The work might include obtaining affidavits of heirship or causing an estate to be administered. In cases involving more serious title problems, the amount paid for affected natural gas and oil leases can be generally lost, and the target area can become undrillable.

THE THREAT AND IMPACT OF TERRORIST ATTACKS OR SIMILAR HOSTILITIES MAY ADVERSELY IMPACT OUR OPERATIONS.

         We cannot assess the extent of either the threat or the potential impact of future terrorist attacks on the energy industry in general, and on us in particular, either in the short-term or in the long-term. Uncertainty surrounding such hostilities may affect our operations in unpredictable ways, including the possibility that infrastructure faculties, including pipelines and gathering systems, production facilities, processing plants and refineries, could be targets of, or indirect casualties of, an act of terror or war.

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE.

         The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

                  o        limited trading volume in our common stock;

                  o        quarterly variations in operating results;

                  o        our involvement in litigation;

                  o        general financial market conditions;

                  o        the prices of natural gas and oil;

                  o        announcements by us and our competitors;

                  o        our liquidity;

                  o        our ability to raise additional funds;

                  o        changes in government regulations; and

                  o        other events.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK IN THE NEAR FUTURE.

         We have not paid any dividends on our common stock in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business, including exploration, development and acquisition activities. Any future dividend payments will be restricted by the terms of our credit facility, our senior secured notes and our senior subordinated notes.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY AFFECT YOUR RIGHTS AS A SHAREHOLDER.

         Our articles of incorporation authorize our board of directors to set the terms of and issue additional preferred stock without shareholder approval. Our board of directors could use the preferred stock as a means to delay, defer or prevent a takeover attempt that a shareholder might consider to be in our best interest. In addition, our credit facility, our senior secured notes and our senior subordinated notes contain terms that may restrict our ability to enter into change of control transactions, including requirements to redeem or repay our credit facility, our senior secured notes and our senior subordinated notes on a change in control. These provisions, along with specified provisions of the Texas Business Corporation Act and our articles of incorporation and bylaws, may discourage or impede transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock.

SALES OF SUBSTANTIAL AMOUNTS OF SHARES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECREASE.

         This prospectus covers the resale by the selling shareholders of a substantial number of shares of our common stock. These shares previously were not freely tradeable in the market. Our stock price may decrease due to the additional amount of shares available in the market.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents included or incorporated by reference in this prospectus contain statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You generally can identify our forward-looking statements by the words "anticipate," "believe," "budgeted," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "scheduled," "should," "will" or other similar words. These forward-looking statements include, among others, statements regarding:

                  o        our growth strategies;

                  o our ability to explore for and develop natural gas and oil resources successfully and economically;

                  o our estimates of the timing and number of wells we expect to drill and other exploration activities;

                  o        anticipated trends in our business;

                  o        our future results of operations;

                  o our liquidity and our ability to finance our exploration and development activities;

                  o        our capital expenditure program;

                  o        future market conditions in the oil and gas industry;

                  o        our ability to make and integrate acquisitions; and

                  o        the impact of governmental regulation.

         More specifically, our forward looking statements include, among others, statements regarding our schedule, targets, estimates or results of future drilling, including the number, timing and results of wells, budgeted wells, increases in wells, the timing and risk involved in drilling follow-up wells, expected working or net revenue interests, planned expenditures, prospects budgeted and other future capital expenditures, risk profile of oil and gas exploration, acquisition of 3-D seismic data (including number, timing and size of projects), planned evaluation of prospects, probability of prospects having oil and natural gas, expected production or reserves, increases in reserves, acreage, working capital requirements, hedging activities, the ability of expected sources of liquidity to implement our business strategy, future hiring, future exploration activity, production rates, potential drilling locations targeting coal seams, the outcome of legal challenges to new coalbed methane drilling permits in Montana, financing for our 2005 exploration and development program, all and any other statements regarding future operations, financial results, business plans and cash needs and other statements that are not historical facts.

         Such statements involve risks and uncertainties, including, but not limited to, those relating to our dependence on our exploratory drilling activities, the volatility of oil and natural gas prices, the need to replace reserves depleted by production, operating risks of oil and natural gas operations, our dependence on our key personnel, factors that affect our ability to manage our growth and achieve our business strategy, risks relating to our limited operating history, technological changes, our significant capital requirements, the potential impact of government regulations, adverse regulatory determinations, including those related to coalbed methane drilling in Montana, litigation, competition, the uncertainty of reserve information and future net revenue estimates, property acquisition risks, industry partner issues, availability of equipment, weather and other factors detailed herein and in our other filings with the SEC.

         We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

         Some of the factors that could cause actual results to differ from those expressed or implied in forward-looking statements are described under "Risk Factors" and in the documents that we incorporate by reference into this prospectus, including our annual report on Form 10-K for the fiscal year ended December 31, 2004 and our quarterly report on Form 10-Q for the period ended March 31, 2005 and subsequent filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

                                 USE OF PROCEEDS

         All of the shares of common stock covered by this prospectus are being sold by the selling shareholders. See "Selling Shareholders." We will not receive any proceeds from these sales of shares of our common stock.

                              SELLING SHAREHOLDERS

         This prospectus covers the offer and resale by the selling shareholders listed in the following table, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration rights in accordance with the registration rights agreement to which the selling shareholder is party, of 4,246,314 shares of our common stock.

         The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of July 7, 2005.


                                                                    SHARES OF COMMON STOCK
                                           ------------------------------------------------------------------------------
                                            BENEFICIALLY                          BENEFICIALLY        AS A PERCENT OF
                                           OWNED PRIOR TO       OFFERED         OWNED AFTER THE       TOTAL OUTSTANDING
                NAME                       THE OFFERING (1)     HEREBY              OFFERING       AFTER THE OFFERING (2)
                ----                       ----------------     ------              --------       ----------------------
Truk International Fund, LP.......              12,000            12,000                  0                    *
Truk Opportunity Fund, LLC........             188,000           188,000                  0                    *
Steelhead Investments Ltd.........             400,000           400,000                  0                    *
Rockbay Capital Fund, LLC.........               2,738             2,738                  0                    *
Rockbay Capital Institutional Fund,
   LLC............................              40,654            40,654                  0                    *
Rockbay Capital Offshore
   Fund, Ltd......................             106,608           106,608                  0                    *
Calm Waters Partnership...........             227,500           100,000            127,500                    *
Touradji Global Resource
   Master Fund, Ltd. .............             200,000           200,000                  0                    *
MA Deep Event Ltd. ...............               4,200             4,200                  0                    *
Deephaven Event Trading, Ltd. ...              171,198            70,050            101,148                    *
Deephaven Distressed Opportunities
   Trading, Ltd. .................             206,304            75,750            130,554                    *
Paul B. Loyd, Jr..................             184,665           159,665             25,000                    *
Steven A. Webster.................           2,217,739         1,994,127            223,612                    *
Frank A. Wojtek...................             251,833           250,000              1,833                    *
S.P. Johnson IV...................             745,236           529,825            215,411                    *
Panamerican Operating, Inc. ......              94,859            94,859                  0                    *
James E. Reynolds, Jr. ...........              17,838            17,838                  0                    *
                  Total...........           5,071,372         4,246,314            825,058                    3.4%

--------------------------------------
         * Represents less than 1%

         (1) The table includes shares of common stock that can be acquired through the exercise of options within 60 days of July 7, 2005 as follows: Mr. Loyd -- 24,000, Mr. Webster -- 223,612, Mr. Wojtek -- 833, and Mr. Johnson -- 206,111. The table includes shares of restricted common stock as follows: Mr. Johnson -- 9,300, Mr. Loyd -- 1,000 and Mr. Wojtek -- 1,000. The holders have voting power over such shares of restricted stock, but they remain subject to forfeiture until vested.

         (2) The percent of the class owned by each of the selling shareholders has been computed assuming the exercise of all options deemed to be beneficially owned by that person, and assuming that no options held by any other person have been exercised.

         (3) Shares shown do not include 56,867 shares owned by Cerrito Partners, of which Mr. Webster is one of three general partners and could be deemed to share voting and dispositive power with the other general partners. However, Mr. Webster does not admit to having such power and disclaims beneficial ownership of the common stock held by Cerrito Partners.

         The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading "Offered Hereby" pursuant to this prospectus in one or more transactions from time to time as described below under "Plan of Distribution." However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

         Some of the selling shareholders either have or have had a material relationship with us within the past three years.

Private Placement

         In June 2005, we sold an aggregate of 1.2 million shares of our common stock to Truk International Fund, LP, Truk Opportunity Fund, LLC, Rockbay Capital Fund, LLC, Rockbay Capital Institutional Fund, LLC, Rockbay Capital Offshore Fund, Ltd., Calm Waters Partnership, Touradji Global Resource Master Fund, Ltd., MA Deep Event Ltd., Deephaven Event Trading, Ltd., Deephaven Distressed Opportunities Trading, Ltd. and Steelhead Investments Ltd. ("Steelhead") at a price of $15.25 per share in a private placement. In connection with this private placement, we entered into subscription and registration rights agreements with these institutional investors, which provide registration rights with respect to the shares purchased in the private placement. We are generally required to file this registration statement to register the resale of such shares under the Securities Act of 1933, as amended (the "Securities Act"), within 30 days of the closing of the private placement. We are subject to certain covenants under the terms of the subscription and registration rights agreements, including the requirement that this registration statement be kept effective for resale of shares for two years, subject to certain "blackout periods" when sales may not be made by these investors. In certain situations, we are required to indemnify these investors, including without limitation, for certain liabilities under the Securities Act.

Barnett Share Acquisition

         In April 2005, we acquired assets in the Barnett Shale from Panamerican Operating, Inc. in exchange for approximately $4.1 million, or $2.3 million in cash and 112,967 shares of our common stock. This acquisition consisted of approximately 600 net acres and working interests in 14 existing gross wells (7.3 net) with an estimated 5.4 Bcfe of proved reserves, based upon our internal estimates. All of the interests in the wells acquired related to wells in which we already had an interest. In connection with this transaction, we entered into a registration rights agreement with Panamerican Operating, Inc. relating to the shares issued to it in this transaction. Panamerican assigned a portion of its shares and the related registration rights to James E. Reynolds, Jr.

Senior Secured Notes

         In October 2004, we entered into a note purchase agreement with an affiliate of Steelhead pursuant to which we may issue up to $28 million aggregate principal amount of our senior secured notes for a purchase price equal to 90% of the principal amount of the senior secured notes then issued, and we issued $18 million aggregate principal amount of the senior secured notes for a purchase price of $16.2 million. In May 2005, the initial purchaser of the senior secured notes assigned all of the outstanding notes and its rights and obligations under the note purchase agreement to Steelhead, and Steelhead purchased from us an additional $4 million aggregate principal amount of the notes. Subject to the satisfaction of certain conditions, we have an option to issue up to an additional $6 million aggregate principal amount of the senior secured notes to Steelhead before October 29, 2006.

         The senior secured notes are secured by a second lien on substantially all of our current proved producing reserves and non-reserve assets, guaranteed by our subsidiary, and subordinated to our obligations under our credit facility. The senior secured notes bear interest at 10% per annum, payable quarterly on the 5th day of March, June, September and December of each year beginning March 5, 2005. The principal on the senior secured notes is due December 15, 2008, and we have the option to prepay the senior secured notes at any time. The senior secured notes include an option that allows us to pay-in-kind 50% of the interest due until June 5, 2007 by increasing the principal due by a like amount. Subject to certain conditions, we have the option to pay the interest on and principal of (at maturity or upon prepayment) the senior secured notes with our common stock, as long as the noteholders would not hold more than 9.99% of the number of shares of our common stock outstanding immediately after giving effect to such payment. The value of such shares issued as payment on the senior secured notes is determined based on 90% of the volume weighted average trading price during a specified period of days beginning with the date of the payment notice and ending before the payment date.

         The purchase agreement governing the senior secured notes includes certain representations, warranties and covenants by the parties thereto. We are subject to certain covenants under the terms of this purchase agreement, including, without limitation, the maintenance of the following financial covenants: (1) a maximum total recourse debt to EBITDA ratio of not more than
3.50 to 1.0, (2) a minimum EBITDA to interest expense ratio of 2.50 to 1.0, and
(3) as of April 30, 2005, a minimum tangible net worth of $12.5 million in excess of the tangible net worth of the Company as of September 30, 2004. Upon a change of control, any holders of the senior secured notes may require us to repurchase such holders' notes at a price equal to then outstanding principal amount of such notes, together with all interest accrued on such notes through the date of repurchase. The purchase agreement also places restrictions on additional indebtedness, dividends to stockholders, liens, investments, mergers, acquisitions, asset dispositions, asset pledges and mortgages, repurchase or redemption for cash of our common stock, speculative commodity transactions and other matters.

         In connection with the initial issuance of the senior secured notes, we entered into a registration rights agreement, to which Steelhead is a party currently. In the event we choose to issue shares of our common stock as payment of interest on or the principal of the senior secured notes, the registration rights agreement provides registration rights with respect to such shares. We are generally required to file a resale shelf registration statement to register the resale of such shares under the Securities Act if such shares are not freely tradable under Rule 144(k) under the Securities Act. We are subject to certain covenants under the terms of the registration rights agreement, including the requirement that the registration statement be kept effective for resale of shares subject to certain "blackout periods," when sales may not be made. In certain circumstances, including those relating to (1) delisting of our common stock, (2) blackout periods in excess of a maximum length of time, (3) certain failures to make timely periodic filings with the SEC or (4) certain delays or failures to deliver stock certificates, we may be required to repurchase common stock issued as payment on the senior secured notes and, in certain of these circumstances, to pay damages based on the market value of our common stock. In certain situations, we are required to indemnify the holders of registration rights under the registration rights agreement, including, without limitation, for liabilities under the Securities Act.

1999 Financing and Senior Subordinated Notes

         In December 1999, we sold $22.0 million principal amount of our senior subordinated notes, 3,636,364 shares of our common stock at a price of $2.20 per share and warrants expiring in 2007 to purchase up to 2,760,189 shares of our common stock at an exercise price of $2.20 per share to Messrs. Johnson, Loyd, Wojtek and Webster and other investors, including a subsidiary of JP Morgan. In 2004, Mr. Webster exercised 1999 warrants to purchase 92,006 shares of our common stock on a cashless exercise basis for a total of 70,205 shares of common stock, and Mr. Loyd exercised 1999 warrants to purchase 92,006 shares for a total of 92,006 shares of common stock. Currently, no 1999 warrants remain outstanding.

         In connection with the 1999 transaction, we entered into a shareholders' agreement with Messrs. Johnson, Wojtek and Webster and the other investors in such financing, which provided that the shareholders party to the agreement would vote to elect one or more JP Morgan-designated nominees to our board of directors so long as JP Morgan owned a certain percentage of our common stock. In April 2004, the 1999 shareholders agreement was amended so that Mr. Loyd was no longer party to the agreement. In June 2004, the 1999 shareholders agreement was again amended so that Messrs. Johnson, Wojtek and Webster were no longer parties to the agreement. Pursuant to the amendments in June 2004, the 1999 shareholders agreement provided that our board of directors would nominate and solicit proxies on behalf of one or two, depending on the amount of our securities held by JP Morgan, nominees for director designated by JP Morgan. Currently, JP Morgan does not own the requisite amount of stock to trigger this obligation and no JP Morgan-designated nominees serve on our board. The 1999 shareholders agreement has since terminated in accordance with its own terms.

         In June 2004, Steelhead purchased all of our outstanding senior subordinated notes in an aggregate principal amount of $27,702,427 from the original noteholders, including Messrs. Loyd and Webster. In exchange for a $415,536 amendment fee, certain terms and conditions of the subordinated notes were amended, to provide for, among other things, (1) a one year extension of the maturity to December 15, 2008, (2) a one year extension, through December 15, 2005, of the paid-in-kind interest option to pay-in-kind 60% of the interest due each period by increasing the principal balance by a like amount, (3) an additional one year option to extend the PIK option through December 15, 2006 at an annual interest rate on the deferred amount of 10% and the payment of a one-time fee equal to 0.5% of the principal then outstanding, (4) an increase and extension on the prepayment premium on the subordinated notes, (5) a modification of a covenant regarding maximum quarterly leverage that our Total Debt will not exceed 3.5 times EBITDA (as such terms are defined in the securities purchase agreement related to the senior subordinated notes) for the last 12 months at any time and (6) additional flexibility to obtain a separate project financing facility in the future.

         Steelhead is the holder of all of our outstanding 9% Senior Subordinated Notes due 2007 and our 10% Senior Subordinated Secured Notes due 2008.

2002 Financing

         In February 2002, we sold 60,000 shares of our Series B preferred stock and warrants to purchase 252,632 shares of our common stock for an aggregate purchase price of $6.0 million, including $2.0 million of Series B preferred stock and 84,210 warrants sold to Mr. Webster. In June 2004, Mr. Webster converted all of his Series B preferred stock (approximately 25,195 shares) into 442,025 shares of common stock. Currently, no shares of Series B preferred stock remain outstanding. In March 2005, Mr. Webster converted all of his 2002 warrants into 54,669 shares of common stock. Currently, no 2002 warrants remain outstanding. Each of our series of warrants was exercisable on a cashless basis at the option of the holder. We also entered into a registration rights agreement relating to the shares of common stock issuable upon conversion of the Series B preferred stock and the exercise of the related warrants.

Pinnacle Transaction

         Through our wholly owned subsidiary, CCBM, Inc. ("CCBM"), we have a minority ownership interest in Pinnacle Gas Resources, Inc. ("Pinnacle"), which explores for coalbed methane reserves in Montana and Wyoming. During the second quarter of 2003, we and Rocky Mountain Gas, Inc. ("RMG") each contributed our interests in certain natural gas and oil leases in Wyoming and Montana in areas prospective for coalbed methane to a newly formed joint venture, Pinnacle. In exchange for the contribution of these assets, we and RMG each received 37.5% of the common stock of Pinnacle and options to purchase additional Pinnacle common stock, or on a fully diluted basis, we and RMG each received an ownership interest in Pinnacle of 26.9%. We retained our interests in approximately 145,000 gross acres in the Castle Rock project area in Montana and the Oyster Ridge project area in Wyoming. We no longer have a drilling obligation in connection with the oil and natural gas leases contributed to Pinnacle.

         Simultaneously with the contribution of these assets, affiliates and related parties of CSFB Private Equity (the "CSFB Parties") contributed approximately $17.6 million of cash to Pinnacle in return for redeemable preferred stock of Pinnacle, 25% of Pinnacle's common stock as of the closing date and warrants to purchase Pinnacle common stock at an exercise price of $100.00 per share, subject to adjustments ("Series A Warrants"). The CSFB parties currently have greater than 50% of the voting power of the Pinnacle capital stock through their ownership of Pinnacle common and preferred stock.

         In February 2004, the CSFB parties contributed additional funds of $11.8 million to continue funding the 2004 development program of Pinnacle. Assuming that we and RMG exercise our Pinnacle options, the CSFB parties' ownership interest in Pinnacle would be 54.6%, and we and RMG each would own 22.7%, on a fully diluted basis. On the other hand, assuming we and RMG each elect not to exercise our Pinnacle options, our interest, on a fully diluted basis, would each decline to 16.7%, and, concurrently, CSFB parties' ownership interest would increase to 66.7%. Our options are exercisable as long as we own Pinnacle common stock, but the exercise price increases by 15% every year.

         Immediately following its formation, Pinnacle acquired an approximate 50% working interest in existing leases and approximately 36,529 gross acres prospective for coalbed methane development in the Powder River Basin of Wyoming from an unaffiliated party for $6.2 million. At the time of the Pinnacle transaction, these wells were producing at a combined gross rate of approximately 2.5 MMcfd, or an estimated 1 MMcfd net to Pinnacle. At the end of 2004 Pinnacle's production was approximately 13 Mmcfe/d gross (5.6 Mmcfe/d net). In June 2004, Pinnacle fulfilled a $14.5 million funding commitment for future drilling and development costs on these properties on behalf of the third party prior to December 31, 2005. The drilling and development work will be done under the terms of an earn-in joint venture agreement between Pinnacle and Gastar. As of December 31, 2004, Pinnacle owned interests in approximately 131,000 gross acres in the Powder River Basin.

         Historically, the business operations and development program of Pinnacle has not required us to provide any further capital infusion. In March 2005, Pinnacle entered into a purchase and sale agreement to acquire additional undeveloped acreage, which would also significantly increase its development program budget in 2005. CCBM and the other Pinnacle shareholders were given the option to participate in the equity contribution into Pinnacle needed to finance this acquisition and its development program in 2005. Should we maintain our proportionate ownership interest in Pinnacle on a fully diluted basis, we estimate that we would be required to contribute approximately $3.2 million in the near term and, if requested by Pinnacle's Board of Directors, up to an additional $3.2 million by December 31, 2006. If CCBM does not contribute any or all of its share of the equity contribution, its fully diluted ownership in Pinnacle would be reduced. In May 2005, CCBM initially subscribed, subject to certain conditions, to purchase additional Pinnacle capital stock valued at $3.0 million, its approximate share of the first installment of the equity capital needed to fund the acquisition and part of the additional development program. However, subject to approval from our board of directors and from Pinnacle, we expect that CCBM will now elect not to participate in the equity contribution in Pinnacle. There can be no assurance regarding CCBM's level of participation in future equity contributions to Pinnacle, if any.

         Mr. Webster serves as Chairman of Global Energy Partners, which through June 30, 2005 was an affiliate of CSFB Private Equity. Mr. Webster now serves as Co-Managing Partner of Avista Capital Partners LP, which is not affiliated with CSFB. Mr. Webster has entered into a consulting contract with CSFB Private Equity to assist through 2006 in monitoring certain of its investments, including Pinnacle. Mr. Webster and certain of his Avista associates serve on the board of directors of Pinnacle.

         We have mutually agreed with RMG, its majority shareholder and the CSFB Parties to provide Pinnacle the right until June 23, 2008 to acquire at cost any interest in natural gas and oil leases or mineral interests in the Powder River Basin in Wyoming and Montana, but excluding most of Powder River County, Montana, that such parties may have acquired in the covered area, subject to specified exceptions.

         The CSFB Parties, RMG, RMG's parent company, Peter G. Schoonmaker, Gary
W. Uhland, Pinnacle and us also entered into a security holders' agreement providing for an initial eight person board of directors, which initially includes four directors nominated by the CSFB Parties and two nominated by each of us and RMG, subject to change as their respective ownership percentages change. Each party to the security holders' agreement also granted to the others a right of first offer and co-sale rights. If the CSFB Parties propose to sell all of their Pinnacle shares to a third party, under specified circumstances the CSFB Parties may require the other security holders to include all of their Pinnacle shares in that sale. In event of such a sale, the Pinnacle preferred stock will have a preferred right to receive an amount equal to its liquidation value (as defined below) per share plus accrued and unpaid dividends prior to distributions to the holders of shares of Pinnacle common stock and common stock equivalents. Pinnacle also granted the security holders pre-emptive rights to purchase additional securities in order to maintain their proportionate ownership of Pinnacle. The security holders' agreement also provides generally for multiple demand registration rights with respect to the Pinnacle common stock in favor of the CSFB Parties and certain piggyback registration rights for us and RMG subject to the satisfaction of specified conditions.

         The Pinnacle redeemable preferred stock generally has the right to vote together with the Pinnacle common stock and has a class vote on specified matters, including specified extraordinary transactions. In the event of any dissolution, liquidation, or winding up by Pinnacle, the holder of each share of Pinnacle preferred stock will be entitled to be paid a liquidation value of $100 per share out of the assets of Pinnacle available for distribution to its shareholders.

         Dividends on the Pinnacle preferred stock are payable either in cash at a rate of 10.5% per annum through June 23, 2011 and 12.5% thereafter or, at Pinnacle's option, by payment in kind of additional shares of the Pinnacle preferred stock. For each additional share of Pinnacle preferred stock distributed to a holder as an in-kind dividend,

Pinnacle will also deliver to that holder one Pinnacle warrant, which will have an exercise price equal to the exercise price of the outstanding Pinnacle warrants on the date of such distribution. On or after July 1, 2005, Pinnacle may redeem all or any portion of the Pinnacle preferred stock, provided that if any Pinnacle warrants are still outstanding, Pinnacle may redeem all but a single share; if the redemption occurs at any time before July 1, 2009, the redemption price will be at a premium to the liquidation value of the shares.

         Pinnacle is required to redeem its preferred stock upon:

         o specified changes of control, at a price per share equal to 101% of its liquidation value; or

         o specified events of default, at a price per share equal to 110% of the liquidation value prior to June 30, 2005 and, thereafter, equal to an optional redemption price that decreases over time.

         The Pinnacle warrants entitle the holders to purchase up to 130,000 shares of Pinnacle common stock at a price of $100 per share and are exercisable at any time until June 30, 2013. The Pinnacle warrants can be exercised in cash, by tender of the Pinnacle preferred stock and on a cashless net exercise basis. The Pinnacle warrants are subject to adjustments, including, in specified cases, an adjustment of the exercise price to equal the lowest price at which Pinnacle common stock is sold if such shares are sold below the then-current exercise price.

Other Transactions

         Messrs. Webster, Loyd, Wojtek and Johnson have each been a member of our board of directors since 1993. Mr. Webster has served as chairman of our board of directors since 1997. Mr. Wojtek served as our Chief Financial Officer, Vice President, Secretary and Treasurer from 1993 until August 2003. Mr. Johnson has served as our President and Chief Executive Officer since December 1993.

         Information regarding compensation paid by us to our executive officers and directors and related arrangements may be found in our 2005 definitive proxy statement, filed with the SEC on April 19, 2005.

         In the third quarter of 2003, we paid Mr. Wojtek $251,486 in severance payments in accordance with his employment agreement.

         In December 2001, we sold to Mr. Webster a 2% working interest in certain leases in Matagorda County and the right to participate in the Staubach #1 well located within those leases in exchange for $20,000 and the payment by Mr. Webster of a 33% promoted interest for the drilling costs through casing point of that well. The terms of this sale were consistent with the terms of sales to other participants in this project.

         In December 1999, we entered into a registration rights agreement with certain of our founding shareholders, including Messrs. Webster, Loyd, Wojtek and Johnson, that provided the shareholders with registration rights relating to shares held by them at the time and shares acquired through the exercise or conversion of securities that are convertible into common stock.

         In November 1999, we entered into a month-to-month agreement with San Felipe Resource Company, an entity owned by Mr. Webster, under which Mr. Webster provides consulting services to us in exchange for a fee of $9,000 per month, which was increased to $12,000 per month effective April 2003. We also provide office space for Mr. Webster's son.

         The shares of common stock being sold by the selling shareholders are being registered pursuant to registration rights agreements with those shareholders. Under those agreements, we are paying the costs of registration and have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act.

                              PLAN OF DISTRIBUTION

         As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution. Distributions of the shares by the selling shareholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:


  o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  o purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

  o   exchange distributions and/or secondary distributions;

  o   sales in the over-the-counter market;

  o   underwritten transactions;

  o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  o   privately negotiated transactions.

         Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale or at negotiated prices. The selling shareholders may effect such transactions by selling the securities to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling shareholders and may receive commissions from the purchasers of the securities for whom they may act as agent. The selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act . We have agreed to register the shares for sale under the Securities Act and to indemnify the selling shareholders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

         In connection with sales of the securities under this prospectus, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders also may sell securities short and deliver them to close our short positions, or loan or pledge the securities to broker-dealers that in turn may sell them.

         The selling shareholders and any underwriters, dealers or agents that participate in distribution of the securities may be deemed to be underwriters, and any profit on sale of the securities by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         There can be no assurances that the selling shareholders will sell any or all of the securities offered under this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

         The description of our capital stock in this section is a summary and is not intended to be complete. For a complete description of our capital stock, please read our amended and restated articles of incorporation and our amended and restated bylaws, which have been filed with the SEC.

GENERAL

         Our authorized capital stock consists of (1) 40,000,000 shares of common stock, par value $0.01 per share, and (2) 10,000,000 shares of preferred stock, par value $0.01 per share. Approximately 24,177,000 shares of our common stock and no shares of preferred stock were outstanding as of July 8, 2005.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters on which shareholders are permitted to vote. The holders of our common stock have no preemptive rights to purchase or subscribe for our securities, and our common stock is not convertible or subject to redemption by us.

         Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of our common stock are entitled to dividends in such amounts as may be declared by our board of directors from time to time out of funds legally available for such payments and, if we are liquidated, dissolved or wound up, to a ratable share of any distribution to shareholders, after satisfaction of all our liabilities and the prior rights of any outstanding class of our preferred stock.

         American Stock Transfer & Trust Company is the registrar and transfer agent for our common stock.

PREFERRED STOCK

         Our board of directors has the authority, without shareholder approval, to issue shares of preferred stock in one or more series, and to fix the number and terms of each such series. We have no present plan to issue additional shares of preferred stock.

         The issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, the board could act in a manner that would discourage an acquisition attempt or other transaction that some of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of the stock. Our board of directors does not presently intend to seek shareholder approval prior to any issuance of currently authorized stock unless otherwise required by law or the rules of the Nasdaq National Market.

SPECIAL MEETINGS

         Our articles of incorporation provide that special meetings of our shareholders may be called only by the chairman of our board of directors, our president, a majority of our board of directors or by shareholders holding not less than 50% of our outstanding voting stock.

VOTING

         Our common stock does not have cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors.

         Our articles of incorporation or Texas law requires the affirmative vote of holders of:

                  o 66 2/3% of the outstanding shares entitled to vote on the matter to approve any merger, consolidation or share exchange, any dissolution of the Company or certain dispositions of all or substantially all of our assets in which we do not continue to engage in a business or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which we engage following the transaction; and

                  o a majority of the outstanding shares entitled to vote on the matter to approve any amendment to our articles of incorporation or any other matter for which a shareholder vote is required by the Texas Business Corporation Act. If any class or series of shares is entitled to vote as a class with regard to these events, the vote required will be the affirmative vote of the holders of a majority of the outstanding shares within each class or series of shares entitled to vote thereon as a class and at least a majority of the outstanding shares of capital stock otherwise entitled to vote thereon.

         Our bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify us and provide pertinent information at least 80 days before the meeting date, or within 10 days after public announcement pursuant to our bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance.

         Our articles of incorporation and bylaws provide that no director may be removed from office except for cause and upon the affirmative vote of the holders of a majority of the votes entitled to be cast in the election of our directors. The following events constitute "cause":

                  o the director has been convicted, or is granted immunity to testify where another has been convicted, of a felony;

                  o the director has been found by a court or by the affirmative vote of a majority of all other directors to be grossly negligent or guilty of willful misconduct in the performance of duties to us;

                  o   the director is adjudicated mentally incompetent; or

                  o the director has been found by a court or by the affirmative vote of a majority of all other directors to have breached his duty of loyalty to us or our shareholders or to have engaged in a transaction with us from which the director derived an improper personal benefit.

BUSINESS COMBINATION LAW

         We are subject to Part Thirteen (the "Business Combination Law") of the Texas Business Corporation Act. In general, the Business Combination Law prevents an "affiliated shareholder" or its affiliates or associates from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the affiliated shareholder's acquisition of shares unless:

                  o before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares made by the affiliated shareholder on that date; or

                  o not less than six months after the date the person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

         For the purposes of the Business Combination Law, an "affiliated shareholder" is defined generally as a person who is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares. A "business combination" is defined generally to include:

                  o   mergers or share exchanges;

                  o dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock representing 10% or more of the earning power or net income of the corporation;

                  o certain issuances or transaction by the corporation that would increase the affiliated shareholder's number of shares of the corporation;

                  o   certain liquidations or dissolutions; and

                  o the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder of the corporation.

         An "issuing public corporation" is defined generally as a Texas corporation with 100 or more shareholders, any voting shares registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any voting shares qualified for trading in a national market system.

         The Business Combination Law does not apply to a business combination of an issuing public corporation that elects not be governed thereby through either its original articles of incorporation or bylaws or by an amendment thereof. Our articles of incorporation and bylaws do not so provide, nor do we currently intend to make any such amendments.

         As a result of the approval of the Board of Directors of the acquisition of shares by our original shareholders, none of Steven A. Webster, Douglas A. P. Hamilton, Paul B. Loyd, Jr. or Frank A. Wojtek (those shareholders of the Company owning 20% or more of the outstanding voting shares prior to our initial public offering) will be subject to the restrictions imposed on affiliated shareholders by the Business Combination Law.

         In discharging the duties of a director under Texas law, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and our shareholders, including the possibility that those interests may be best served by our continued independence.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

         Our articles of incorporation contain a provision that limits the liability of our directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of a director to us and our shareholders for monetary damages for an act or omission in the director's capacity as a director. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our shareholders, for an act or omission not in good faith that involves intentional misconduct or a knowing violation of law, for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to our articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

         Our bylaws provide for the indemnification of our officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. We have also entered into indemnification agreements with each of our directors and some of our officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee's receipt of such benefits. In addition, we have purchased directors', and officers' liability insurance policies for our directors and officers in the future. Our bylaws and these agreements with directors and officers provide for indemnification for amounts:

                  o in respect of the deductibles for these insurance policies;

                  o that exceed the liability limits of our insurance policies; and

                  o that are available, were available or become available to us or are generally available to companies comparable to us but which our officers or directors determine is inadvisable for us to purchase, given the cost.

         Such indemnification may be made even though our directors and officer would not otherwise be entitled to indemnification under other provisions of our bylaws or these agreements.

                                  LEGAL MATTERS

         Certain legal matters in connection with the common stock offered by this prospectus will be passed on for us by our outside counsel, Baker Botts L.L.P., Houston, Texas.

                                     EXPERTS

         The consolidated financial statements of Carrizo Oil & Gas, Inc. at December 31, 2003, and for each of the two years in the period ended December 31, 20 03, appearing in Carrizo Oil & Gas, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004 included therein, and incorporated herein by reference, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         Our consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control of Financial Reporting) for the year ended December 31, 2004, incorporated by reference in this prospectus and registration statement, have been audited by Pannell Kerr Forster of Texas, P.C, independent registered public accounting firm, to the extent indicated in their reports thereon also incorporated by reference. Such consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting have been so incorporated herein by reference in reliance on such reports given on the authority of said firm as experts in accounting and auditing.

         Certain information with respect to our oil and gas reserves derived from the letter reports of Ryder Scott Company, Fairchild & Wells, Inc., and DeGolyer and MacNaughton, each independent consulting petroleum engineers, has been incorporated by reference into this prospectus upon the authority of each such firm as experts with respect to such matters covered in such reports and in giving such reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any other documents we file at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov and our website at http://www.carrizo.cc. Copies of these reports, proxy statements and other information concerning us can also be inspected at the offices of the Nasdaq Stock Market, Inc., which are located at 1735 K Street N.W., Washington, D.C. 20006. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute part of this prospectus.

         This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

         The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effectiveness of this registration statement and until all of the shares covered by this registration statement are sold.

                  o Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by our Form 10-K/A;

                  o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

                  o   Our Current Report on Form 8-K filed on April 22, 2005;

                  o   Our Current Report on Form 8-K filed on April 28, 2005;

                  o   Our Current Report on Form 8-K filed on May 3, 2005;

                  o   Our Current Report on Form 8-K filed on May 16, 2005;

                  o   Our Current Report on Form 8-K filed on June 3, 2005;

                  o   Our Current Report on Form 8-K filed on June 13, 2005; and

                  o the description of our common stock in the Company's Registration Statement on Form 8-A (Registration No. 000-22915).

         All filings made by us with the SEC pursuant to the Exchange Act after the date of this registration statement and prior to the effectiveness of this registration statement shall also be deemed incorporated by reference into this prospectus.

         You may obtain a copy of these filings, at no cost, by writing or telephoning:

              Carrizo Oil & Gas, Inc.
              Attention:  Investor Relations
              1000 Louisiana Street, Suite 1500
              Houston, Texas 77002
              (713) 328-1000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         All expenses (other than fees and expenses of legal or other advisors to the selling shareholders) in connection with the offering described in this registration statement will be paid by us. Such expenses are as follows:*

                  SEC registration fee.........................................................  $ 9,031
                  Printing expenses............................................................    3,000
                  Accounting fees and expenses.................................................    5,000
                  Legal fees and expenses......................................................   35,000
                  Miscellaneous................................................................    5,000
                           Total...............................................................  $57,031

----------
* The amounts set forth, except for the SEC registration fee, are estimated.



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

         Our articles of incorporation contain a provision that limits the liability of our directors as permitted by the Texas Business Corporation Act. The provision eliminates the personal liability of a director to us and our shareholders for monetary damages for an act or omission in the director's capacity as a director. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our shareholders, for an act or omission not in good faith that involves intentional misconduct or a knowing violation of law, for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or in respect of any transaction from which a director received an improper personal benefit. Pursuant to our articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

         Our bylaws provide for the indemnification of our officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. We have also entered into indemnification agreements with each of our directors and some of our officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee's receipt of such benefits.

         We have purchased directors' and officers' liability insurance policies for our directors and officers. In addition, our bylaws and these agreements with directors and officers provide for indemnification for amounts:

                  o in respect of the deductibles for these insurance policies;

                  o that exceed the liability limits of our insurance policies; and

                  o in respect of these types of insurance policies that are available, were available or become available to us or which are generally available to companies comparable to us but which our officers or directors determine is inadvisable for us to purchase, given the cost involved.

         This type of indemnification relating to directors' and officers' insurance may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of our bylaws or these agreements.

ITEM 16.  EXHIBITS

   EXHIBIT
   NUMBER                                                   DESCRIPTION
-------------    ------------------------------------------------------------------------------------------------------
+2.1             --  Combination Agreement by and among the Company, Carrizo Production, Inc., Encinitas Partners
                     Ltd., La Rosa Partners Ltd., Carrizo Partners Ltd., Paul B. Loyd, Jr., Steven A. Webster, S.P.
                     Johnson IV, Douglas A.P. Hamilton and Frank A. Wojtek dated as of June 6, 1998 (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1
                     (Registration No. 333-29187)).
+4.1             --  Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31,
                     1998).
+4.2             --  Amended and Restated Bylaws of the Company, as amended by Amendment No. 1 (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-A (Registration
                     No. 000-22915)), Amendment No. 2 (incorporated by reference to Exhibit 3.2 to the Company's
                     Current Report on Form 8-K dated December 15, 1999) and Amendment No. 3 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated February 20, 2002).
+4.3             --  Form of certificate representing Common Stock (incorporated by reference to Exhibit 4.1 to the
                     Company's Registration Statement on Form S-1 (Registration No. 333-29187)).
5.1              --  Opinion of Baker Botts L.L.P.
23.1             --  Consent of Pannell Kerr Forster of Texas, P.C.
23.2             --  Consent of Ernst & Young LLP.
23.3             --  Consent of Ryder Scott Company Petroleum Engineers.
23.4             --  Consent of Fairchild & Wells, Inc.
23.5             --  Consent of DeGolyer and MacNaughton.
23.6             --  Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
24.1             --  Power of Attorney (included in signature page).
99.1             --  Form of Subscription and Registration Rights Agreement among the Company and the Subscribers named therein.

-------------------
 + Incorporated by reference as indicated.

ITEM 17.  UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                           (i) To include any prospectus required by section
                  10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on July 12, 2005.


                               CARRIZO OIL & GAS, INC.

                               By: /s/ S.P. Johnson IV
                                   ---------------------------------------------
                                   Name:  S.P. Johnson IV
                                   Title:  President and Chief Executive Officer


         Each person whose signature appears below appoints Paul F. Boling and S.P. Johnson IV and each of them, each of whom may act without the joinder of the others, as his true and lawful attorneys in fact and agents, will full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 12, 2005.

                       SIGNATURE                                                   TITLE
                       ---------                                                   -----
                  /s/ S.P. Johnson IV                             President, Chief Executive Officer and
-------------------------------------------------------           Director (Principal Executive Officer)
                    (S.P. Johnson IV)

                  /s/ Paul F. Boling                                   Chief Financial Officer, Vice
-------------------------------------------------------                 President, Secretary and
                    (Paul F. Boling)                                Treasurer (Principal Financial and
                                                                           Accounting Officer)


                 /s/ Steven A. Webster                                           Chairman
-------------------------------------------------------
                   (Steven A. Webster)

               /s/ Thomas L. Carter, Jr.                                         Director
-------------------------------------------------------
                 (Thomas L. Carter, Jr.)

                 /s/ Paul B. Loyd, Jr.                                           Director
-------------------------------------------------------
                   (Paul B. Loyd, Jr.)

                 /s/ F. Gardner Parker                                           Director
-------------------------------------------------------
                   (F. Gardner Parker)

                  /s/ Roger A. Ramsey                                            Director
-------------------------------------------------------
                    (Roger A. Ramsey)

                  /s/ Frank A. Wojtek                                            Director
-------------------------------------------------------
                    (Frank A. Wojtek)

                                  EXHIBIT INDEX

   EXHIBIT
   NUMBER                                                   DESCRIPTION
-----------     ----------------------------------------------------------------------------------------------------
+2.1             --  Combination Agreement by and among the Company, Carrizo Production, Inc., Encinitas Partners
                     Ltd., La Rosa Partners Ltd., Carrizo Partners Ltd., Paul B. Loyd, Jr., Steven A. Webster, S.P.
                     Johnson IV, Douglas A.P. Hamilton and Frank A. Wojtek dated as of June 6, 1998 (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1
                     (Registration No. 333-29187)).
+4.1             --  Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31,
                     1998).
+4.2             --  Amended and Restated Bylaws of the Company, as amended by Amendment No. 1 (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-A (Registration
                     No. 000-22915)), Amendment No. 2 (incorporated by reference to Exhibit 3.2 to the Company's
                     Current Report on Form 8-K dated December 15, 1999) and Amendment No. 3 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated February 20, 2002).
+4.3             --  Form of certificate representing Common Stock (incorporated by reference to Exhibit 4.1 to the
                     Company's Registration Statement on Form S-1 (Registration No. 333-29187)).
5.1              --  Opinion of Baker Botts L.L.P.
23.1             --  Consent of Pannell Kerr Forster of Texas, P.C.
23.2             --  Consent of Ernst & Young LLP.
23.3             --  Consent of Ryder Scott Company Petroleum Engineers.
23.4             --  Consent of Fairchild & Wells, Inc.
23.5             --  Consent of DeGolyer and MacNaughton.
23.6             --  Consent of Baker Botts L.L.P. (included in Exhibit 5.1).
24.1             --  Power of Attorney (included in signature page).
99.1             --  Form of Subscription and Registration Rights Agreement among the Company and the Subscribers named therein.

-------------------
+ Incorporated by reference as indicated.